SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)


                            nStor Technologies, Inc.
                                (Name of Issuer)


                          Common Stock, par value $.05
                         (Title of Class of Securities)


                                   67018M 10 8
                                 (CUSIP Number)

                                Barry S. Halperin
                           500 Southeast Fifth Avenue
                                  Penthouse #01
                            Boca Raton, Florida 33432
                                 (561) 620-0772
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                               September 15, 2004
             (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ?.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


                               (Page 1 of 5 Pages)


CUSIP No. 67018M 10 8                13D                       Page 2 of 5 Pages


---------- ---------------------------------------------------------------------
           NAME OF REPORTING PERSONS
    1      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
           Barry S. Halperin
---------- ---------------------------------------------------------------------
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    2                                                    (a)
                                                         (b)  X
---------- ---------------------------------------------------------------------
           SEC USE ONLY
    3

---------- ---------------------------------------------------------------------
           SOURCE OF FUNDS
    4
           NA
---------- ---------------------------------------------------------------------
           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    5      ITEMS 2(d) or 2(e)

---------- ---------------------------------------------------------------------
           CITIZENSHIP OR PLACE OF ORGANIZATION
    6
           United States
---------- ---------------------------------------------------------------------
                                  SOLE VOTING POWER
                           7
     Number of                    0
      Shares           --------- -----------------------------------------------
   Beneficially                  SHARED VOTING POWER
     Owned by              8
       Each                      53,149,572
     Reporting         --------- -----------------------------------------------
    Person With                  SOLE DISPOSITIVE POWER
                           9
                                 53,034,972
                       --------- -----------------------------------------------
                                 SHARED DISPOSITIVE POWER
                          10
                                 114,600
---------- ---------------------------------------------------------------------
           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   11
           53,149,572
---------- ---------------------------------------------------------------------
           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES 12

---------- ---------------------------------------------------------------------
           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   13
           32.2%
---------- ---------------------------------------------------------------------
           TYPE OF REPORTING PERSON
   14
           IN
---------- ---------------------------------------------------------------------


CUSIP No. 67018M 10 8                13D                       Page 3 of 5 Pages


        Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported on the Schedule 13D. Capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D. The percentage ownership calculations included in this Amendment No. 2 are based upon 165,097,838 shares of Common Stock of the Company outstanding at September 15, 2004.

Item 4.  Purpose of Transaction.

Item 4 is hereby amended by adding the following information:

        On September 15, 2004, the Company entered into a Stock Purchase Agreement (the "Stock Purchase Agreement") with Symphony Service Corp. ("Symphony"), Palo Alto Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Symphony ("Purchaser") and each of the other shareholders of Stonehouse Technologies, Inc. ("Stonehouse"). Pursuant to the Stock Purchase Agreement, Purchaser will purchase all of the capital stock of Stonehouse owned by the Company and the other shareholders of Stonehouse. The sale of Stonehouse potentially could be deemed to be the sale of substantially all of the Company's assets under the Delaware General Corporation Law (the "DGCL"). For the sale to occur in accordance with the requirements of the DGCL, the sale must be approved by stockholders holding a majority of the shares of the Company's Common Stock entitled to vote thereon. None of the Company's stockholders will receive any proceeds from the sale of Stonehouse. The sale of Stonehouse is subject to various conditions, including, among other things, that the sale shall have been approved by the requisite vote by the Company's stockholders.

        In order to induce Purchaser and Symphony to execute the Stock Purchase Agreement, on September 15, 2004, Mr. Halperin granted an Irrevocable Proxy (as defined and described in Item 6 below) to Jeff Van Zanten, the chief financial officer of Purchaser, and entered into a Voting Agreement (as defined and described in Item 6 below) with Purchaser.

        The Irrevocable Proxy and the Voting Agreement are included as exhibits hereto. The descriptions of such agreements and the transactions contemplated therein are qualified in their entirety by reference to such exhibits.

Item 5.  Interest in Securities of the Issuer.

Item 5 is hereby amended in its entirety to read as follows:

        (a) Mr. Halperin is currently the beneficial owner of 53,149,572 shares of the Company's Common Stock representing 32.2% of the Company's Common Stock.

        (b) Mr. Halperin has sole dispositive power over 53,034,972 shares of the Company's Common Stock and has shared dispositive power over 114,600 shares of the Company's Common Stock with the Halperin Foundation for which Mr. Halperin is a co-trustee. Due to the Irrevocable Proxy and Voting Agreement described below, Mr. Halperin shares with Purchaser voting power over 53,149,572 shares of the Company's Common Stock. Information regarding the identity and background of Purchaser can be found in Item 2 to the Schedule 13D filed by Purchaser with the Securities and Exchange Commission on September 22, 2004.


CUSIP No. 67018M 10 8                13D                       Page 4 of 5 Pages


        (c) No transactions have occurred involving the Company's Common Stock since the most recent filing on Schedule 13D made by Mr. Halperin.

        (d) Not applicable.

        (e) Note applicable.

Item 6. Contract, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended by adding the following information:

        On September 15, 2004, Mr. Halperin granted an irrevocable proxy (the "Irrevocable Proxy") to Jeff Van Zanten and entered into a Voting Agreement (the "Voting Agreement") with Purchaser. Pursuant to the Irrevocable Proxy, Mr. Halperin empowered Jeff Van Zanten to exercise Mr. Halperin's voting rights with respect to the shares of Common Stock owned by Mr. Halperin at any time prior to termination of the Voting Agreement at every annual, special, adjourned or postponed meeting of the stockholders of the Company and in every written consent in lieu of such meeting (a) in favor of the adoption of the Stock Purchase Agreement and consummation of the transactions contemplated thereby and
(b) against approval or adoption of any competing acquisition proposals or any other proposal that is intended or would reasonably be construed to be in opposition to, or in competition with, or in conflict with adoption of the Stock Purchase Agreement and consummation of the transactions contemplated thereby. However, Jeff Van Zanten may not exercise the Irrevocable Proxy on any matter except those noted in clauses (a) and (b) above, and Mr. Halperin may vote his shares of Common Stock at his discretion on all other matters.

        In addition, Mr. Halperin has also agreed under the Voting Agreement that, until the termination of the Voting Agreement, he would not transfer any or all of the shares of Common Stock subject to the Irrevocable Proxy, other than (A) to any member of Mr. Halperin's immediate family, or to a trust for the benefit of Mr. Halperin or any member of Mr. Halperin's immediate family, or (B) upon the death of Mr. Halperin; provided however, that a transfer referred to in this sentence shall be permitted only if the transferee shall have executed a counterpart to the Voting Agreement and shall have executed a proxy in the form of the Irrevocable Proxy and agreed in writing to hold such shares subject to all of the terms and conditions of the Voting Agreement.

        The Voting Agreement and the Irrevocable Proxy terminate upon the earlier to occur of (1) the termination of the Stock Purchase Agreement, (2) the completion of the sale of Stonehouse or (3) the execution of a written agreement by all parties thereto.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Item 7 is hereby amended by adding the following exhibits:

        Exhibit 1 - Voting Agreement, dated as of September 15, 2004, between Palo Alto Acquisition Corporation and Barry S. Halperin.

        Exhibit 2 - Irrevocable Proxy, dated as  of September 15, 2004, by Barry
        S. Halperin.


CUSIP No. 67018M 10 8               13D                        Page 5 of 5 Pages


                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: September 24, 2004                    BARRY S. HALPERIN


                                            /s/ Barry S. Halperin
                                            ---------------------
                                            Barry S. Halperin